Unified Software Solutions
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue	$ -	$ -
Expenses:		
Contractors	-	12,216
Advertising and marketing	-	3,600
Legal and professional fees	-	2,533
General and administrative	-	7,006
Office supplies and software	1,034	23,543
Subscriptions and memberships	5,960	-
Meals and entertainment	-	8,454
Utilities	-	3,768
Travel	-	1,331
Total expenses	6,994	62,451
Net loss before taxes	(6,994)	(62,451)
Provision for income taxes	-	-
Net loss	$ (6,994)	$ (62,451)